Exhibit 99.14

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Blue Moon Metals Inc. (the “Corporation”)

555 – 220 Bay Street

Toronto, Ontario M5J 2W4

Item 2	Date of Material Change

September 24, 2025, September 25, 2025 and October 1, 2025

Item 3	News Release

News releases with respect to the Public Offering (as defined below) were issued by the Corporation on September 24, 2025 and September 25, 2025. A subsequent news release in connection with the closing of the Public Offering was issued on October 1, 2025. All news releases were disseminated through Newswire and subsequently filed on SEDAR+ (www.sedarplus.ca) under the Corporation’s issuer profile.

Item 4	Summary of Material Change

On September  24, 2025, the Corporation entered into an engagement letter (the “Engagement Letter”) with Scotia Capital Inc. and Canaccord Genuity Corp. (together, the “Joint Bookrunners”), acting as joint bookrunners on behalf of a syndicate of underwriters to be formed, which ultimately included Cormark Securities Inc., Haywood Securities Inc. and Fearnley Securities AS (collectively with the Joint Bookrunners, the ” Underwriters”), pursuant to which the Underwriters agreed to purchase, on a “bought deal” basis, 18,200,000 common shares of the Corporation (the “Offered Shares”), at a price of $3.30 per Offered Share (the “Offering Price”) for gross proceeds of $60,060,000 (the “Public Offering”). The Underwriters were also granted an option (the “Over- Allotment Option”) to purchase, on the same terms and conditions of the Public Offering, up to an additional 15% of the Offered Shares issued in connection with the Public Offering. The Over-Allotment Option was exercisable, in whole or in part, by the Underwriters at any time until and including 30 days after closing of the Public Offering.

On September  25, 2025, the Corporation and the Joint Bookrunners amended the Engagement Letter to increase the size of the Public Offering to raise gross proceeds of $75,240,000, consisting of 22,800,000 Offered Shares at the Offering Price.

On October 1, 2025, the Corporation announced the closing of the Public Offering of 26,220,000 Offered Shares for gross proceeds of $86,526,000, which included 26,220,000 Offered Shares and gross proceeds raised upon the exercise in full by the Underwriters of the Over-Allotment Option.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On September 24, 2025, the Corporation entered into the Engagement Letter with the Joint Bookrunners, pursuant to which the Underwriters agreed to purchase, on a “bought deal” basis, 18,200,000 Offered Shares at the Offering Price, for gross proceeds of $60,060,000.

The Engagement Letter included the grant to the Underwriters of the Over-Allotment Option.

On September 25, 2025, the Corporation and the Joint Bookrunners amended the Engagement Letter to increase the size of the Public Offering to raise gross proceeds of $75,240,000, consisting of 22,800,000 Offered Shares at the Offering Price (excluding the Over-Allotment Option).

On September 26, 2025, the Corporation and the Underwriters entered into the underwriting agreement with respect to the Public Offering. The Over-Allotment Option was exercised in full for an additional 3,420,000 Offered Shares on the closing date of the Public Offering.

On October 1, 2025, the Corporation closed the Public Offering of 26,220,000 Offered Shares for aggregate gross proceeds to the Corporation of $86,526,000, including the exercise in full of the Over-Allotment Option. In consideration for their services, the Underwriters received an aggregate cash commission of C$5,191,560.

The Corporation intends to use the net proceeds of the Public Offering to develop the Blue Moon project in California, confirm the ideal processing solution for the mineralized material from the Blue Moon project, additional exploration at the Blue Moon, Nussir and NSG projects, working capital, and general and administration and corporate activities.

The Public Offering was completed pursuant to a prospectus supplement dated September 26, 2025, to the Corporation’s short form base shelf prospectus dated September 23, 2025, in each of the provinces and territories of Canada, other than Québec, and in those other jurisdictions outside Canada pursuant to exemptions from prospectus and registration requirements.

Certain insiders of the Corporation (the “Insiders”) purchased, directly or indirectly, an aggregate of 2,105,000 Offered Shares pursuant to the Public Offering. Participation by the Insiders in the Public Offering is considered a “related party transaction” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Corporation did not file a material change report more than 21 days before the expected closing date of the Public Offering as the details of the Public Offering and the participation therein by each “related party” of the Corporation were not settled until shortly prior to the closing of the Public Offering, and the Corporation wished to close the Public Offering on an expedited basis for sound business reasons. The Corporation is relying on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Corporation is exempt from the formal valuation requirement in section 5.4 of MI 61-101 in reliance on section 5.5(a) of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than 25% of the Corporation’s market capitalization. Additionally, the Corporation is exempt from minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on section 5.7(1)(a) of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than 25% of the Corporation’s market capitalization.

The securities offered pursuant to the Public Offering have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the “United States” or “U.S. persons” (as such terms are defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Christian Kargl-Simard

Chief Executive Officer and Director

Blue Moon Metals Inc.

Telephone: (416) 230-3440

Item 9	Date of report:

October 6, 2025

Cautionary Note Regarding Forward-Looking Information

This material change report contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates, projections, and interpretations as at the date of this material change report. Forward-looking statements herein include, but are not limited to, statements with respect to the use of proceeds of the Public Offering. Any statement that involves discussions with respect to predictions, expectations, interpretations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “interpreted”, “management’s view”, “anticipates” or “does not anticipate”, ” plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information. Except for statements of historical fact relating to the Corporation, certain information contained herein constitutes forward-looking statements. Forward-looking information is based on estimates of management of the Corporation, at the time it was made, involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the companies to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to general developments, market and industry conditions. Although the forward-looking information contained in this material change report is based upon what management believes, or believed at the time, to be reasonable assumptions, the parties cannot assure shareholders and prospective purchasers of securities that actual results will be consistent with such forward-looking information, as there may be other factors that cause results not to be as anticipated, estimated or intended, and neither the Corporation nor any other person assumes responsibility for the accuracy and completeness of any such forward-looking information. The Corporation believes that this forward-looking information is based on reasonable assumptions, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this material change report should not be unduly relied upon. The Corporation does not undertake, and assumes no obligation, to update or revise any such forward-looking statements or forward-looking information contained herein to reflect new events or circumstances, except as may be required by law. These statements speak only as of the date of this material change report.